UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 26, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 6, 2009

* Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

ROCKWELL ANNOUNCES FISCAL 2009 RESULTS

June 26, 2009, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces financial results for the twelve months ending February 28, 2009. Dollar amounts are in Canadian currency unless otherwise indicated.

Rockwell is focused on growth by mining and developing alluvial diamond deposits. The Company has established a significant presence in alluvial deposits which have consistently yielded high value gemstone diamonds. Plus 2-carat gemstones comprise more than 65% of the Company's production and are of exceptional quality.

During fiscal 2009, Rockwell operated three alluvial diamond mines - Holpan, Klipdam and Wouterspan - and successfully built and commissioned a new plant at Saxendrift, bringing its fourth operation into production. The Company was granted and was ceded the mining right for the Niewejaarskraal project, located on a high level terrace similar to Saxendrift in the Middle Orange River area. Niewejaarskraal is a past producer of large gemstones and has substantial additional mineral resources. Rockwell also acquired some 12,254 hectares in additional prospecting permits, a number of which are adjacent to its existing operations.

The diamond market was significantly impacted by the world financial crisis. In the latter part of the fiscal year, market demand decreased as retailers resisted committing their limited capital towards polished diamond inventory. Banks were not lending money to retailers to purchase new stock until their debt had been reduced. This had an immediate effect on the retailers' ability to purchase rough diamonds, causing rough diamond prices to decline, on average, by about 50%.

In response, Rockwell reviewed all of its operations and took measures to streamline activities and reduce costs. The Company extended its normal year-end holiday shutdown from one to two months during the fourth quarter. The Holpan, Kilpdam and Saxendrift mines resumed operations in early February 2009 but Wouterspan continues to be held on care and maintenance.

The Company also reviewed its diamond sales procedures. It did not hold any diamond tenders between November 2008 and February 2009, looking for some improvement in prices prior to resuming sales. Also during this time, Rockwell sold some diamonds directly into the market at spot prices.

According to some market experts, prices for rough diamonds bottomed out in April 2009 and increased by 15-20% in May. Rockwell began to receive higher prices in March. The average price per carat received from tender in February was US$318.32 per carat, which increased to US$531.43 per carat in March and US$584.69 per carat in May.

Results from Operations

In the twelve months ending February 28, 2009:
•         17,503.0 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.
•         15,320.4 carats were sold at an average price of US$2,159.30 per carat, including:
    •              A large white 189.6-carat gemstone recovered from the Klipdam mining operation in September 2008 that realized an excellent sale price of approximately US$10.2 million.
    •              Three exceptional yellow stones, manufactured under the marketing agreement with the Steinmetz Diamond Group, were sold in October 2008.
•         Production losses were experienced in August-September 2008 from an industrial action, and as a consequence of the suspension of operations through December 2008-January 2009 in response to the credit crunch and precipitous decline in diamond prices.
•         Revenue from sales was $34.6 million.
•         Operating mining costs were $25.1 million.
•         General and administrative costs amounted to $7.9 million.
•         Adjusting for non-cash items, income tax, and the non-controlling shareholders interest resulted in a net loss of $13 million or 0.05 cents per share.
•         Diamonds in inventory at February 28, 2009 totalled 3,526.19 carats.

Production and Sales

The following provides further details of production and sales for the fiscal year.
	PRODUCTION			SALES, REVENUE AND INVENTORY
Operation	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	561,583	4,127.40	0.73	3,741.08	4,272,511	1,142.05	839.82
Klipdam	711,924	7,041.81	0.99	5,656.97	18,954,292	3,350.61	1,742.31
Wouterspan	552,293	3,897.06	0.71	3,640.81	4,698,121	1,290.41	576.85
Makoenskloof	-	-	-	212.00	1,500,119	7,076.03	-
Saxendrift	194,287	2,436.73	1.18	2,069.54	3,656,268	1,766.71	367.21
Total	2,020,087	17,503.00	0.87	15,320.40	33,081,311	2,159.30	3,526.19

Rockwell's interest in the operations is 74%, with the remaining 26% being held by a Black Economic Empowerment consortium.

Production Costs

The average cash mining cost during the fourth quarter was US$5.08 per tonne, an increase from US$4.66 per tonne in the quarter ending February 29, 2008. This increase was due to the shutdown of two months during December 2008 and January 2009, and costs associated with retrenchment.

Average mining cash costs for the first two months (March and April) of fiscal 2010, which excludes depreciation, rehabilitation and royalties for the current period were, Klipdam US$2.93 per tonne, Holpan US$2.55 per tonne, Saxendrift US$2.65 per tonne and the group average of US$2.79 per tonne, which is well below the Company's target range of US$3-3.50 per tonne. The average cost for all operations inclusive of rehabilitation, hire purchase payments and royalties was $4.16 per tonne for the period.

The reduction in operating costs has been achieved by the implementation of wide ranging cost cutting and efficiency improvements across the Company. Commencement of full scale mining at Saxendrift has also assisted in lowering costs, as has the suspension of the Wouterspan operation which is a higher cost operation due to the drill and blast nature of mining. As on going implementation of the wide ranging efficiency drive and increased production targets are achieved production costs will be contained further.

Mineral Resources

Mineral resources were estimated at year end for the Holpan, Klipdam, Saxendrift, Wouterspan Niewejaarskraal properties. Highlights include:
•         Overall mineral resources have largely remained unchanged even after mining during the year at Wouterspan, Holpan, Klipdam and Saxendrift;
•         Mineral resources in the indicated category at Holpan/Klipdam showed a 100% increase as a result of confirmatory drilling early in the year; a
•         At Saxendrift, geological compilation, re-modelling and reclassification resulted in a 92% increase in indicated resources with only a 45% reduction in inferred resources for a significant net overall increase; and
•        A recompilation of data and re-modelling of mineral resources for the Niewejaarskraal project resulted in 42% increase in overall mineral resources, although the 30% previously classified as indicated was downgraded to the inferred category.

The Company's Mineral Resources at February 28. 2009 are tabulated below.

Property	Category	Volume (millions of cubic meters)	Grade (carats per 100 cubic meters)
Wouterspan	Indicated	5.026	0.70
	Inferred	37.774	0.70
Holpan	Indicated	1.137	0.74
	Inferred	5.937	0.74
Klipdam	Indicated	1.135	0.91
	Inferred	2.816	0.91
Saxendrift	Indicated	5.063	1.01
	Inferred	4.358	0.72
Niewejaarskraal	Inferred	20.631	0.84
Zwemkuil-Mooidraai	Inferred	1.640	0.95
Kwartelspan	Inferred	1.385	1.50

Tania Marshall, Pr.Sci.Nat., an independent Qualified Person, is responsible for the estimates for Holpan/Klipdam, Wouterspan, Saxendrift and Niewejaarskraal. Dr Marshall has reviewed the technical information in this release. Technical Reports by Dr. Marshall and Glenn Norton, Pr.Sci.Nat., Rockwell's in-house Qualified Person, have been filed on www.sedar.com.

For further details on the mineral resources at Kwartelspan and Zwemkuil-Mooidraai, see Rockwell News Release dated March 12, 2007. The Company has not conducted any work on these properties since the 2007 estimates.

Profit and Loss

During the twelve months ended February 28, 2009, the Company realized diamond sales of $34.6 million compared to $36.1 million for the nine months ended February 29, 2008. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in no sales between November 2008 and February 2009. Since February 2009, prices have remained approximately 55% below those achieved prior to November 2008.

Mining costs were $25.1 million in fiscal 2009 compared with $22.6 million in fiscal 2008. The increase is due to increased operations, including the Saxendrift mine which was commissioned in February 2009. All commissioning and retention costs were expensed. As a result of restructuring at the Middle Orange River operations and suspension of operations at Wouterspan, some 143 employees were retrenched, and short term contracts for some 40 employees were not renewed. All staff was paid in full during the shutdown period in December 2008 and January 2009.

Administrative costs were $7.9 million for the year ended February 28, 2009 compared to $7 million incurred for the fiscal nine months ended February 29, 2008. The Company incurred significant legal costs in the third quarter related to the unsolicited bid by Pala Investments, and also had to make restructuring and retrenchment payments in the last quarter.

Share based stock compensation amounted to $ 1.8 million as a result of stock options granted during the year.

The Company also had net interest payments of $2.0 million.

Amortization of plant and equipment was $11.3 million compared to $6.5 million in the previous year. Impairments of mineral rights, property, plant and equipment for the financial year amounted to $2.9 million. Loss of sales on assets was $0.6 million.

The overall loss before income tax amounted to $16.9 million. Adjusting for future income tax recovery of $3.3 million resulted in a net loss after tax of $13.5 million.

After adjusting for non-controlling shareholders' interests relating to the Company's Black Economic Empowerment partner of $0.5 million, the Company's net loss for the year was $13 million or $0.05 per share. The fiscal 2009 loss was the result of a combination of factors. The most notable was the collapse in the world diamond market related to the global economic downturn and credit crunch, beginning in the fourth quarter of 2008. This caused a significant decrease in the demand for diamonds and prices fell by about 50%. Other factors impacting on the Company's revenue and costs included cost inflation driven by steep increases in oil and steel prices during mid-2008, and an industrial action which resulted in lost production during August and September 2008. Higher amortization and impairment costs contributed to the reported loss.

At February 28, 2009, the Company had cash of $4.0 million, restricted cash of $2.7 million and operations had an overdraft balance of $3.5 million, a net balance of $3.1 million, with available cash of $0.4 million from its overdraft facility and a working capital of $5.2 million, as compared to cash and equivalents of $19.6 million and working capital of $26.1 million at February 29, 2008.

The Company has implemented restructuring, improved operating efficiencies, sustainable cost reductions, and seen improved employer-employee relationships following the unionization of the labour force in 2008, and assuming diamond prices continue to increase through 2009, expects financial improvements by the end of the financial year.

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.

Plans for the 2010 Financial Year

Rockwell will aggressively pursue its strategy of efficiency, growth by production and brownfields development, and assessment of additional beneficiation capabilities during fiscal 2010. It will continue on-going optimization of its three operating mines.

The Company will also closely monitor the diamond market. As prices improve, it plans to:

•        Re-construct and commission the diamond recovery and processing plants at the Niewejaarskraal;
•       Re-initiate evaluation, through drilling and sampling, and opportunities for expansion of its existing mineral properties;
•       Re-construct and modernize the plant and re-open the Wouterspan operation, which has a history of producing high quality gemstones;
•       Assess the viability of other diamond projects in its extensive portfolio of mineral rights holdings; and
•       Consider new acquisitions.

Subsequent event

Greg Radke and Terence Janes have resigned from the Board of Rockwell.

Rockwell Diamonds Inc. has released the results for the year ended February 28, 2009 (Fiscal 2009) today and will host a telephone conference call on Thursday July 2 at 10:00 AM Eastern Time (7:00 AM Pacific; 16:00 Johannesburg) to discuss these results. The conference call may be accessed by dialing 888-461-2021 (toll free) or 719-325-2139 (toll) in North America, 080 09 82089 (toll free) in South Africa or 0 800 404 7656 (toll Free in the United Kingdom. A live and archived audio webcast will also be available at www.rockwelldiamonds.com.

The conference call will be archived for later playback until July 9, 2009 and can be accessed by dialing 888-203-1112 (toll free) or 719-457-0820 (toll) and using the passcode 7784063.

For further information on the Company, please visit www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.